FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com


05008716


FOSTER'S
GROUP
Inspiring Global Enjoyment
SEC MAIL PROCESSING
RECEIVED
MAY 31 2005
WASH, D.C.
209
SECTION

SUPPL

For your information as released to

The Australian Stock Exchange.

Fosters Brewing

Paper Filing, File Number:
082-01711

With Compliments

PROCESSED
JUN 1 1 2005
THOMSON
FINANCIAL

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder


SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2005
WASH, D.C.
209
SECTION

To: Company Name/Scheme: Southcorp Limited (**Southcorp**)
ACN/ARSN: ABN 80 007 722 643

1. Details of substantial holder (1)

Name: Foster's Group Limited ACN 007 620 886 (**Foster's**), Brewing Holdings Pty Ltd ACN 004 059 394 (**Brewing Holdings**), Brewing Investments Pty Ltd ACN 004 233 005 (**Brewing Investments**), Carlton and United Beverages Limited ACN 004 056 106 (**CUB**), FBG Investments Pty Ltd ACN 004 373 862 (**FBG**), Beringer Blass Wine Estates Limited ACN 004 094 599 (**Beringer**) and Beringer Blass Wines Pty Ltd ACN 105 344 965 (**BBW**) and their related bodies corporate listed in Annexure A (**Foster's Group Companies**).

ACN\ARSN (if applicable)

PROCESSED
JUN 0 3 2005
THOMSON
FINANCIAL

There was a change in the interests of the substantial holder on: 13 May 2005
The previous notice was given to the company on: 13 May 2005
The previous notice was dated: 13 May 2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	443,946,796	59.6%	475,775,157	63.9%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme, are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
13 May 2005	Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	Increase in relevant interest as a result of acceptances of the takeover offer contained in the Bidder's Statement dated 2 February 2005 issued by BBW (**Offer**).	$4.26 cash subject to the terms of the Offer.	27,238,111 ordinary shares	27,238,111
13 May 2005	Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	Increase in relevant interest as a result of on market purchases of Southcorp shares by BBW.	$4.26	4,590,250 ordinary shares	4,590,250

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
BBW	Southcorp shareholders who have accepted the Offer or lodged acceptance instructions under the institutional acceptance facility as described in the Second Supplementary Bidder's Statement dated 22 April 2005 **(Institutional Acceptance Facility)**.	BBW	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptance of the Offer.	446,780,594 ordinary shares	446,780,594
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG and Beringer	Southcorp shareholders who have accepted the Offer or lodged acceptance instructions under the Institutional Acceptance Facility.	BBW	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest in Southcorp shares in respect of which acceptances of the Offer have been received by reason of holding, either directly or indirectly, a controlling interest in BBW.	446,780,594 ordinary shares	446,780,594
Foster's Group Companies	Southcorp shareholders who have accepted the Offer or lodged acceptance instructions under the Institutional Acceptance Facility.	BBW	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest in Southcorp shares in respect of which acceptances of the Offer have been received by reason of having voting power (through the relevant interests of their associate, Foster's) above 20% in BBW.	446,780,594 ordinary shares	446,780,594
BBW	Southcorp shareholders who have sold on market.	BBW	Relevant interest under section 608(1) of the Corporations Act pursuant to Southcorp shares purchased on market by BBW.	28,994,563 ordinary shares	28,994,563

Foster's, Brewing Holdings, Brewing Investments, CUB, FBG and Beringer	Southcorp shareholders who have sold on market.	BBW	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest in Southcorp shares purchased on market by BBW by reason of holding, either directly or indirectly, a controlling interest in BBW.	28,994,563 ordinary shares	28,994,563
Foster's Group Companies	Southcorp shareholders who have sold on market.	BBW	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest in Southcorp shares purchased on market by BBW by reason of having voting power (through the relevant interests of their associate, Foster's) above 20% in BBW.	28,994,563 ordinary shares	28,994,563

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of the persons named in this form are as follows:

Name	Address
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	77 Southbank Boulevard, Southbank, Victoria, 3006

Signature

print name Robert Keith Dudfield

capacity : Assistant Company Secretary

sign here R.K. Dudfield

date 16 / 5 / 2005

Directions

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A – Related Bodies Corporate

This is Annexure A of 4 pages (including this page) referred to in Form 604, Notice of change of interests of substantial holder

R.K. Dudfield
....

Robert Keith Dudfield
Foster's Group Limited ACN 007 620 886

Date: 16 / 5 / 2005

Accenta Paul GmbH Beratung Fur Werbung Und Direktvertries

A.C.N. 006 327 028 Pty. Ltd.

A.C.N. 008 008 526 Pty. Ltd.

A.C.N. 070 379 869 Pty. Ltd.

Aldershot Nominees Pty. Ltd.

Amayana Pty. Ltd.

Amberton Wines Pty. Ltd.

AML&F Holdings Pty. Ltd.

Amwex Inc.

Anglemaster Limited

Archana Pty. Ltd.

Ashwick (NT) No. 7 Pty. Ltd.

Ashwick (Qld.) No. 15 Pty. Ltd.

Ashwick (Qld.) No. 96 Pty. Ltd.

Ashwick (Qld.) No. 127 Pty. Ltd.

Ashwick (Qld.) No. 167 Pty. Ltd.

Ashwick (Vic.) No. 27 Pty. Ltd.

Austotel (Victoria Holdings) Pty. Ltd.

Australian Estates Pty. Ltd.

Australian, Mercantile, Land and Finance Company Pty. Ltd.

Australian, Mercantile, London Limited

Bacchus Gate Corp.

Balfours Imports Inc.

Beringer Blass Distribution SRL

Beringer Blass Italia S.R.L.

Beringer Blass Wine Estates Chile Limitada

Beringer Blass Wine Estates Company

Beringer Blass Wine Estates Holdings, Inc.

Beringer Blass Wine Estates Limited (Europe)

Beringer Blass Wine Estates Limited (NZ)

Beringer Blass Wine Estates Limited

Beringer Blass Wines Pty Ltd

Beringer Blass Wine Estates Sales Company

Beringer Wine Estates Foreign Sales Corporation

Bevcorp Pty. Ltd.

Bilyara Vineyards Pty. Ltd.

Bourse du Vin International B.V.

Bourse du Vin Limited

Brewing Holdings Pty. Ltd.

Brewing Investments Pty. Ltd.

Brewman Group Limited

Brewman TL Limited

Brewtech Pty. Ltd.

Bright Star Investments Pty. Ltd.

Bulmer Australia Limited

Bulmer Harvest Limited

Cape Schanck Wines Pty. Ltd.

Cardmember Wines Limited

Cardmember Wines Pty. Ltd.

Carlton & United Beverages Limited

Carlton & United Breweries Pty Ltd

Carlton & United Breweries (N.S.W.) Pty. Limited

Carlton & United Breweries (Queensland) Pty. Ltd.

Carlton & United Breweries (Stator) Pty. Ltd.

Carlton Brewery Hotels (N.R.) Pty. Limited

Carlton Brewery Hotels Pty. Ltd.

Carter and Associates (2000) Limited

Cascade Brewery Company Pty. Ltd.

Cellar Door Direct GmbH

Dorrien Estate Winery Pty Ltd

Cellarmaster Wines Europe B.V.

Cellarmaster Wines Germany GmbH

Cellarmaster Wines Holdings (U.K.) Limited

Cellarmaster Wines Limited

Cellarmaster Wines SA

Cellarmaster Wines (UK) Limited

Cellarmaster Wines Pty. Limited

Cellarmasters GmbH
Classic Packaging Pty. Limited
CNAB Pty. Ltd.
Craigburn Land Co. Pty. Ltd.
Craigburn Property Pty. Ltd.
CSB Pty. Ltd.
Data Co-ordination Centre Inc. – The Wine Exchange
Demener Pty. Ltd.
Dennys Strachan Mercantile Pty. Ltd.
Derel ESC Pty. Ltd.
Dismin Investments Pty. Ltd.
Dreamgame Limited
EFG Australia Pty Ltd
EFG Finance Leasing Pty Ltd
EFG Holdings (U.S.A.) Inc.
EFG Investments Pty Ltd
EFG Securities Pty Ltd
EFG Treasury Pty. Limited
ELFIC Pty Ltd
Elstone Developments Pty. Ltd.
ESG (Enterprises) N.V.
Etude Wines, Inc.
Ewines Pty. Limited
FBG (U.K.) Limited
FBG Brewery Holdings UK Limited
FBG Canada Limited
FBG India Holdings Limited
FBG International Limited
FBG Investments Pty. Ltd.
FBG Treasury (Aust.) Limited
FBG Treasury (Europe) B.V.
FBG Treasury (N.Z.) Limited
FBG Treasury (U.K.) plc
FBG Treasury (U.S.A.) Inc.
FBG Vietnam Holdings Pty. Ltd.
FGL Employee Share Plan Pty. Ltd.
Filehaze Pty. Ltd.

Foster's Brewing Group (U.S.A.) Limited
Foster's Brewing Group Pty. Ltd.
Foster's (Cambodia) Limited
Foster's China Pty. Ltd.
Foster's Danang Limited
Foster's Finance Corp.
Foster's Group Asia Holdings Pty. Ltd.
Foster's Group Canada Inc.
Foster's Group New Zealand Limited
Foster's International (N.Z.) Pty. Limited
Foster's Sports Foundation
Foster's Tien Giang Limited
Foster's Vietnam Limited
Galemaze Pty. Ltd.
Graf von Rudesheim
Grand Cru Expertise "De Belgische Wijnbeurs" N.V.
Grand Cru Expertise "De Nederlandse Wijnbeurs" B.V.
H. Jones & Co. Pty. Ltd.
H. Maximilian Pallhuber GmbH & Co. KG
H.P. Bulmer (Overseas Holdings) Limited
Herve Lu Puy
Herve Lu Puy
Highlands Craigieburn Pty. Ltd.
Hotel (FP) Pty. Ltd.
I-Nova Consulting Pty. Ltd.
Il Cavelieri Del Castello Di Gabbiano SRL
Kangaroo Ridge Wines Europe Limited
Kawana Beach Pty. Ltd.
Kawana Central Pty. Ltd.
Kawana Industrial Park Pty. Ltd.
Finnews Pty. Ltd.
FBG Finance Limited
FBG Holdings (U.K.) Limited
FBG Incentive Pty. Ltd.
FGL Insurance Company Pte Ltd
FGL Finance (USD) Pty Ltd
FGL Finance (GBP) Pty Ltd

Kawana Island Pty Ltd.
Kawana Lakes Pty. Ltd.
Krondorf Wines Pty. Ltd.
La Fraternelle De Bourgogne
RSG Beachmere Pty. Ltd.
RSG Bellvista Pty. Ltd.
RSG Funds Management Pty Ltd
RSG Land Group Pty Ltd
RSG Highlands Craigieburn Pty. Ltd.
RSG North Lakes Marketing Pty. Ltd.
RSG North Lakes Sales Pty. Ltd
Liana Cottage Pty. Ltd.
Maglieri Wines Pty. Ltd.
Masthead Brewing Company Pty. Ltd.
Matua Finance Limited
MBBC Limited
Mega Management Pty. Ltd.
Melbourne Brewery Company Pty. Ltd.
Mildara Blass Holdings Inc.
Mildara Blass Inc.
Mildara Blass Wines Inc.
Mildara Holdings Pty. Limited
Moorabbin Junction Pty. Ltd.
N.T. Brewery Pty. Ltd.
Navistar Group Limited
Nellie Products Pty. Ltd.
New Crest Investments Pty. Ltd.
Nexday Europe B.V.
The Continental Wines and Spirits Company (N.Z.) Limited
The Foster Brewing Co. Pty. Ltd.
The New Zealand Wine Club Limited
The Rothbury Estate Pty. Ltd.
The Shamrock Brewing Company Proprietary Limited
The Wine Exchange Limited
The Wine Planet International Pty. Limited
Tibsco Limited
Tibsco Pensions Limited
Foster's People Pty Ltd
Tract 4/5 LLC

Nexday Pty. Limited
North Lakes Marketing Consultancy Trust
North Lakes Marketing Pty. Ltd.
North Lakes Sales Agency Trust
North Lakes Sales Pty. Ltd.
North Napa Land Co.
Norwood Beach Pty. Ltd.
Nova Glen Pty. Ltd.
Oakland Glen Pty. Ltd.
Pica Finance Limited
Pica Group Pty Ltd
Pica Nominees Pty. Limited
Pitt, Son & Badgery Pty. Ltd.
Power Brewing Company Pty. Ltd.
Premium Land, Inc.
Primedan Pty. Ltd.
Queensland Breweries Pty. Ltd.
Rimpacific Shipping (U.K.) Ltd.
Robertsons Well Pty. Ltd.
Robertsons Well Unit Trust
Rothbury Sales Pty. Ltd.
Rothbury Wines Pty. Ltd.
Rumar International Pty. Ltd.
Sarl Les Crus Prevendus SADCS
Savirak Pty. Ltd.
Seeton Pty. Ltd.
Shanghai Foster's Brewery Co. Ltd.
Sharden Lodge Pty. Ltd.
Silvester Brothers (AMH) Pty. Limited
Silvester Brothers (AMHUK) Limited
Silvester Brothers Pty. Limited
Societe D Investissement Du Beaujolais
Somar Pty. Ltd.
Stamford Hotel Pty. Ltd.
T'Gallant Winemakers Pty. Ltd.
Telemasters Limited
The Australian Wine Centre Limited
The Australian Wine Club Pty. Ltd.
The Ballarat Brewing Company Pty. Ltd.
'St. Maximilian' Wein-Export Geselschaft m.b.H, Vienna

Trinity Park Inc.

VICD – Produtos Em Cortica, LDA

Victoria Brewery Pty. Ltd.

Vinpac International Pty. Limited

Vinpac SADCS

Vintners Imports Pty. Limited

Volz Pty. Ltd.

Voskane Pty. Ltd.

Werribee Properties (RWDS) Proprietary Limited

Whitecross Investments Pty. Ltd.

Windemere Securities Limited

Wine Planet Holdings Pty. Limited

Wine Planet Technology Pty. Limited

Winemaker's Choice Limited

Wolf Blass Wines Pty. Ltd.

Wood Hall Trust Limited

Wood Hall (Aust.) Pty. Limited

World Wine Gallery GmbH

C.U.B. Pty Ltd

00015868 Limited

02396239 Limited

151435 Canada Ltd.

The Castlemaine Brewery Company Melbourne Pty. Ltd.

The Continental Spirits Company Pty. Ltd.

AP John & Sons Pty. Ltd.

Briar Ridge Manufacturing Pty. Ltd.

Briar Ridge Vineyards Pty. Ltd.

Carlton Brewery (Fiji) Limited

Cellarmaster Wines SA

Foster's India Limited

Graymoor Estate Joint Venture

Graymoor Estate Pty. Ltd.

Graymoor Estate Unit Trust

Greg Norman Estates Joint Venture

Kangaroo Ridge Wine Company Pty. Ltd.

Matua Valley Wines Limited

Samoa Breweries Limited

Shingle Peak Wines Limited

Societe of Bouteillage of Beaujolais, Macon and Bourgogne

South Pacific Distilleries Limited

Waikoukou Vineyards Limited

Wine Buzz KK

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP

Inspiring Global Enjoyment

16 May 2005

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam,

Attached is a copy of a letter that will be sent to Southcorp Limited Shareholders - Issuer sponsored and Chess sponsored versions respectively.

Robert Dudfield
Assistant Company Secretary
Foster's Group Limited

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP

16 May 2005

Dear Southcorp Shareholder,

IT'S 4.26. TIME TO ACCEPT.

As you know the Southcorp Limited (Southcorp) Board majority and Foster's Group Limited (Foster's) have agreed to a takeover offer for Southcorp whereby Foster's is offering **$4.26 cash per share.**

Foster's now **owns 63.9% of Southcorp shares** and its offer is unconditional which means that if you do not accept you risk being left with an unattractive minority investment. However, if you do accept you will get **paid within 3 business days** of your acceptance being processed.

Foster's has declared this price final in the absence of a superior offer. This means that **Foster's cannot increase its offer price unless a superior offer emerges, which is unlikely.**

The offer is **recommended by the Southcorp Board majority** and is an excellent outcome for Southcorp shareholders.

In the words of Southcorp Chairman, Brian Finn, ***"It is now time for Southcorp shareholders to accept Foster's cash offer of $4.26 per share."***

Why you should ACCEPT

This is an outstanding offer and I urge you to **ACCEPT** without delay for the following reasons:

1) **The Southcorp Board majority recommends that you ACCEPT**

   The Southcorp Board majority believe it is in your best interest to accept Foster's offer, in the absence of a superior offer. The Directors who make this recommendation intend to accept Foster's offer in respect of their own shareholdings in Southcorp.

2) **$4.26 per share is a great price, and a certain price**

   It is a substantial premium to the average Southcorp stand-alone independent broker valuation of only $3.34 per share[1].

3) **This is Foster's final price**

   Foster's will not increase its price further unless a superior offer is made for Southcorp, which is unlikely given Foster's now owns 63.9% of Southcorp shares and there have been no other bidders since Foster's announced its offer for Southcorp four months ago.

---

[1] *The average broker valuation was calculated using the latest available valuations of nine brokers. These valuations were published in reports that were released between February and May 2005 and range between approximately $2.25 and approximately $4.25.*

009429 V 00FACA

4) **A large number of Southcorp shareholders have already accepted Foster's offer**

   Over 17,000 shareholders, including the largest institutional shareholders, have already accepted the offer and have been, or are about to be, paid.

5) **You will be paid within 3 business days**

   Accepting shareholders will be paid within 3 business days of processing of a valid acceptance.

6) **You will pay no brokerage**

   Accepting the Foster's offer incurs no brokerage.

7) **If you do not accept, you may be left with an unattractive investment**

   There are substantial risks to being left as a minority shareholder. These include:

   a) a share price which is likely to be below $4.26 in the absence of Foster's offer (average stand-alone independent broker valuation is only $3.34 per share[2]);

   b) uncertain future dividends (if any); and

   c) an investment with significantly reduced liquidity (including potentially being de-listed) meaning it would be much harder to sell your shares.

If you have not done so already, it is now time for you to **ACCEPT** Foster's offer. Please complete the updated acceptance form enclosed with this letter and return in the envelope also enclosed. The offer is scheduled to close at 5pm (Melbourne time) on **Thursday 26 May 2005**.

Foster's recognises that during the past four months you have received a large amount of correspondence from both Foster's and Southcorp. We trust you welcome the agreement we have reached with Southcorp and thank you in anticipation for your support.

If you have any questions in relation to the offer please call the Foster's offer enquiry line on 1800 101 769 (international callers should call +61 3 9415 4242).

Yours sincerely



Frank Swan
Chairman, Foster's Group Limited

[2] *The average broker valuation was calculated using the latest available valuations of nine brokers. These valuations were published in reports that were released between February and May 2005 and range between approximately $2.25 and approximately $4.25.*

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP

16 May 2005

Dear Southcorp Shareholder,

IT'S 4.26. TIME TO ACCEPT.

As you know the Southcorp Limited (Southcorp) Board majority and Foster's Group Limited (Foster's) have agreed to a takeover offer for Southcorp whereby Foster's is offering **$4.26 cash per share.**

Foster's now **owns 63.9% of Southcorp shares** and its offer is unconditional which means that if you do not accept you risk being left with an unattractive minority investment. However, if you do accept you will get **paid within 3 business days** of your acceptance being processed.

Foster's has declared this price final in the absence of a superior offer. This means that **Foster's cannot increase its offer price unless a superior offer emerges, which is unlikely.**

The offer is **recommended by the Southcorp Board majority** and is an excellent outcome for Southcorp shareholders.

In the words of Southcorp Chairman, Brian Finn, ***"It is now time for Southcorp shareholders to accept Foster's cash offer of $4.26 per share."***

Why you should ACCEPT

This is an outstanding offer and I urge you to **ACCEPT** without delay for the following reasons:

1) **The Southcorp Board majority recommends that you ACCEPT**

   The Southcorp Board majority believe it is in your best interest to accept Foster's offer, in the absence of a superior offer. The Directors who make this recommendation intend to accept Foster's offer in respect of their own shareholdings in Southcorp.

2) **$4.26 per share is a great price, and a certain price**

   It is a substantial premium to the average Southcorp stand-alone independent broker valuation of only $3.34 per share[1].

3) **This is Foster's final price**

   Foster's will not increase its price further unless a superior offer is made for Southcorp, which is unlikely given Foster's now owns 63.9% of Southcorp shares and there have been no other bidders since Foster's announced its offer for Southcorp four months ago.

---

[1] *The average broker valuation was calculated using the latest available valuations of nine brokers. These valuations were published in reports that were released between February and May 2005 and range between approximately $2.25 and approximately $4.25.*

4) **A large number of Southcorp shareholders have already accepted Foster's offer**

   Over 17,000 shareholders, including the largest institutional shareholders, have already accepted the offer and have been, or are about to be, paid.

5) **You will be paid within 3 business days**

   Accepting shareholders will be paid within 3 business days of processing of a valid acceptance.

6) **You will pay no brokerage**

   Accepting the Foster's offer incurs no brokerage.

7) **If you do not accept, you may be left with an unattractive investment**

   There are substantial risks to being left as a minority shareholder. These include:

   a) a share price which is likely to be below $4.26 in the absence of Foster's offer (average stand-alone independent broker valuation is only $3.34 per share[2]);

   b) uncertain future dividends (if any); and

   c) an investment with significantly reduced liquidity (including potentially being de-listed) meaning it would be much harder to sell your shares.

If you have not done so already, it is now time for you to **ACCEPT** Foster's offer. Please complete the updated acceptance form enclosed with this letter and return to your broker. If you do not know who your broker is please contact the Foster's offer enquiry line (details below). The offer is scheduled to close at 5pm (Melbourne time) on **Thursday 26 May 2005**.

Foster's recognises that during the past four months you have received a large amount of correspondence from both Foster's and Southcorp. We trust you welcome the agreement we have reached with Southcorp and thank you in anticipation for your support.

If you have any questions in relation to the offer please call the Foster's offer enquiry line on 1800 101 769 (international callers should call +61 3 9415 4242).

Yours sincerely



Frank Swan
Chairman, Foster's Group Limited

---

[2] *The average broker valuation was calculated using the latest available valuations of nine brokers. These valuations were published in reports that were released between February and May 2005 and range between approximately $2.25 and approximately $4.25.*

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder


SEC MAIL PROCESSING
RECEIVED
MAY 31 2005
WASH, D.C.
209
SECTION

To: Company Name/Scheme — Southcorp Limited (**Southcorp**)
ACN/ARSN — ABN 80 007 722 643

1. Details of substantial holder (1)

Name: Foster's Group Limited ACN 007 620 886 (**Foster's**), Brewing Holdings Pty Ltd ACN 004 059 394 (**Brewing Holdings**), Brewing Investments Pty Ltd ACN 004 233 005 (**Brewing Investments**), Carlton and United Beverages Limited ACN 004 056 106 (**CUB**), FBG Investments Pty Ltd ACN 004 373 862 (**FBG**), Beringer Blass Wine Estates Limited ACN 004 094 599 (**Beringer**) and Beringer Blass Wines Pty Ltd ACN 105 344 965 (**BBW**) and their related bodies corporate listed in Annexure A (**Foster's Group Companies**).

ACN\ARSN (if applicable)

There was a change in the interests of the substantial holder on — 16 May 2005
The previous notice was given to the company on — 16 May 2005
The previous notice was dated — 16 May 2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	475,775,157	63.9%	484,016,165	65.0%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme, are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
16 May 2005	Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	Increase in relevant interest as a result of acceptances of the takeover offer contained in the Bidder's Statement dated 2 February 2005 issued by BBW (**Offer**).	$4.26 cash subject to the terms of the Offer.	7,860,999 ordinary shares	7,860,999
16 May 2005	Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	Increase in relevant interest as a result of on market purchases of Southcorp shares by BBW.	$4.26	380,009 ordinary shares	380,009

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
BBW	BBW or, in the case of acceptances processed on any of the three business days prior to the date of this notice, the accepting Southcorp shareholder.	BBW	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptance of the Offer.	454,641,593 ordinary shares	454,641,593
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG and Beringer	BBW or, in the case of acceptances processed on any of the three business days prior to the date of this notice, the accepting Southcorp shareholder.	BBW	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest in Southcorp shares in respect of which acceptances of the Offer have been received by reason of holding, either directly or indirectly, a controlling interest in BBW.	454,641,593 ordinary shares	454,641,593
Foster's Group Companies	BBW or, in the case of acceptances processed on any of the three business days prior to the date of this notice, the accepting Southcorp shareholder.	BBW	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest in Southcorp shares in respect of which acceptances of the Offer have been received by reason of having voting power (through the relevant interests of their associate, Foster's) above 20% in BBW.	454,641,593 ordinary shares	454,641,593
BBW	BBW or, in the case of shares purchased on market on any of the three business days prior to the date of this notice, the selling Southcorp shareholder.	BBW	Relevant interest under section 608(1) of the Corporations Act pursuant to Southcorp shares purchased on market by BBW.	29,374,572 ordinary shares	29,374,572
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG and Beringer	BBW or, in the case of shares purchased on market on any of the three business days prior to the date of this notice, the selling Southcorp shareholder.	BBW	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest in Southcorp shares purchased on market by BBW by reason of holding, either directly or indirectly, a controlling interest in BBW.	29,374,572 ordinary shares	29,374,572

Foster's Group Companies	BBW or, in the case of shares purchased on market on any of the three business days prior to the date of this notice, the selling Southcorp shareholder.	BBW	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest in Southcorp shares purchased on market by BBW by reason of having voting power (through the relevant interests of their associate, Foster's) above 20% in BBW.	29,374,572 ordinary shares	29,374,572

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of the persons named in this form are as follows:

Name	Address
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	77 Southbank Boulevard, Southbank, Victoria, 3006

Signature

print name Robert Keith Dudfield capacity : Assistant Company Secretary

sign here R K Dudfield. date 17 / 5 / 2005

Directions

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A – Related Bodies Corporate

This is Annexure A of 4 pages (including this page) referred to in Form 604, Notice of change of interests of substantial holder

R.K. Dudfield

....

Robert Keith Dudfield
Foster's Group Limited ACN 007 620 886

Date: 17 / 5 / 2005

Accenta Paul GmbH Beratung Fur Werbung Und Direktvertries
A.C.N. 006 327 028 Pty. Ltd.
A.C.N. 008 008 526 Pty. Ltd.
A.C.N. 070 379 869 Pty. Ltd.
Aldershot Nominees Pty. Ltd.
Amayana Pty. Ltd.
Amberton Wines Pty. Ltd.
AML&F Holdings Pty. Ltd.
Amwex Inc.
Anglemaster Limited
Archana Pty. Ltd.
Ashwick (NT) No. 7 Pty. Ltd.
Ashwick (Qld.) No. 15 Pty. Ltd.
Ashwick (Qld.) No. 96 Pty. Ltd.
Ashwick (Qld.) No. 127 Pty. Ltd.
Ashwick (Qld.) No. 167 Pty. Ltd.
Ashwick (Vic.) No. 27 Pty. Ltd.
Austotel (Victoria Holdings) Pty. Ltd.
Australian Estates Pty. Ltd.
Australian, Mercantile, Land and Finance Company Pty. Ltd.
Australian, Mercantile, London Limited
Bacchus Gate Corp.
Balfours Imports Inc.
Beringer Blass Distribution SRL
Beringer Blass Italia S.R.L.
Beringer Blass Wine Estates Chile Limitada
Beringer Blass Wine Estates Company
Beringer Blass Wine Estates Holdings, Inc.
Beringer Blass Wine Estates Limited (Europe)
Beringer Blass Wine Estates Limited (NZ)
Beringer Blass Wine Estates Limited
Beringer Blass Wines Pty Ltd
Beringer Blass Wine Estates Sales Company
Beringer Wine Estates Foreign Sales Corporation
Bevcorp Pty. Ltd.
Bilyara Vineyards Pty. Ltd.
Bourse du Vin International B.V.
Bourse du Vin Limited
Brewing Holdings Pty. Ltd.
Brewing Investments Pty. Ltd.
Brewman Group Limited
Brewman TL Limited
Brewtech Pty. Ltd.
Bright Star Investments Pty. Ltd.
Bulmer Australia Limited
Bulmer Harvest Limited
Cape Schanck Wines Pty. Ltd.
Cardmember Wines Limited
Cardmember Wines Pty. Ltd.
Carlton & United Beverages Limited
Carlton & United Breweries Pty Ltd
Carlton & United Breweries (N.S.W.) Pty. Limited
Carlton & United Breweries (Queensland) Pty. Ltd.
Carlton & United Breweries (Stator) Pty. Ltd.
Carlton Brewery Hotels (N.R.) Pty. Limited
Carlton Brewery Hotels Pty. Ltd.
Carter and Associates (2000) Limited
Cascade Brewery Company Pty. Ltd.
Cellar Door Direct GmbH
Dorrien Estate Winery Pty Ltd
Cellarmaster Wines Europe B.V.
Cellarmaster Wines Germany GmbH
Cellarmaster Wines Holdings (U.K.) Limited
Cellarmaster Wines Limited
Cellarmaster Wines SA
Cellarmaster Wines (UK) Limited
Cellarmaster Wines Pty. Limited

Cellarmasters GmbH
Classic Packaging Pty. Limited
CNAB Pty. Ltd.
Craigburn Land Co. Pty. Ltd.
Craigburn Property Pty. Ltd.
CSB Pty. Ltd.
Data Co-ordination Centre Inc. – The Wine Exchange
Demener Pty. Ltd.
Dennys Strachan Mercantile Pty. Ltd.
Derel ESC Pty. Ltd.
Dismin Investments Pty. Ltd.
Dreamgame Limited
EFG Australia Pty Ltd
EFG Finance Leasing Pty Ltd
EFG Holdings (U.S.A.) Inc.
EFG Investments Pty Ltd
EFG Securities Pty Ltd
EFG Treasury Pty. Limited
ELFIC Pty Ltd
Elstone Developments Pty. Ltd.
ESG (Enterprises) N.V.
Etude Wines, Inc.
Ewines Pty. Limited
FBG (U.K.) Limited
FBG Brewery Holdings UK Limited
FBG Canada Limited
FBG India Holdings Limited
FBG International Limited
FBG Investments Pty. Ltd.
FBG Treasury (Aust.) Limited
FBG Treasury (Europe) B.V.
FBG Treasury (N.Z.) Limited
FBG Treasury (U.K.) plc
FBG Treasury (U.S.A.) Inc.
FBG Vietnam Holdings Pty. Ltd.
FGL Employee Share Plan Pty. Ltd.
Filehaze Pty. Ltd.

Foster's Brewing Group (U.S.A.) Limited
Foster's Brewing Group Pty. Ltd.
Foster's (Cambodia) Limited
Foster's China Pty. Ltd.
Foster's Danang Limited
Foster's Finance Corp.
Foster's Group Asia Holdings Pty. Ltd.
Foster's Group Canada Inc.
Foster's Group New Zealand Limited
Foster's International (N.Z.) Pty. Limited
Foster's Sports Foundation
Foster's Tien Giang Limited
Foster's Vietnam Limited
Galemaze Pty. Ltd.
Graf von Rudesheim
Grand Cru Expertise "De Belgische Wijnbeurs" N.V.
Grand Cru Expertise "De Nederlandse Wijnbeurs" B.V.
H. Jones & Co. Pty. Ltd.
H. Maximilian Pallhuber GmbH & Co. KG
H.P. Bulmer (Overseas Holdings) Limited
Herve Lu Puy
Herve Lu Puy
Highlands Craigieburn Pty. Ltd.
Hotel (FP) Pty. Ltd.
I-Nova Consulting Pty. Ltd.
Il Cavelieri Del Castello Di Gabbiano SRL
Kangaroo Ridge Wines Europe Limited
Kawana Beach Pty. Ltd.
Kawana Central Pty. Ltd.
Kawana Industrial Park Pty. Ltd.
Finnews Pty. Ltd.
FBG Finance Limited
FBG Holdings (U.K.) Limited
FBG Incentive Pty. Ltd.
FGL Insurance Company Pte Ltd
FGL Finance (USD) Pty Ltd
FGL Finance (GBP) Pty Ltd

Kawana Island Pty Ltd.
Kawana Lakes Pty. Ltd.
Krondorf Wines Pty. Ltd.
La Fraternelle De Bourgogne
RSG Beachmere Pty. Ltd.
RSG Bellvista Pty. Ltd.
RSG Funds Management Pty Ltd
RSG Land Group Pty Ltd
RSG Highlands Craigieburn Pty. Ltd.
RSG North Lakes Marketing Pty. Ltd.
RSG North Lakes Sales Pty. Ltd
Liana Cottage Pty. Ltd.
Maglieri Wines Pty. Ltd.
Masthead Brewing Company Pty. Ltd.
Matua Finance Limited
MBBC Limited
Mega Management Pty. Ltd.
Melbourne Brewery Company Pty. Ltd.
Mildara Blass Holdings Inc.
Mildara Blass Inc.
Mildara Blass Wines Inc.
Mildara Holdings Pty. Limited
Moorabbin Junction Pty. Ltd.
N.T. Brewery Pty. Ltd.
Navistar Group Limited
Nellie Products Pty. Ltd.
New Crest Investments Pty. Ltd.
Nexday Europe B.V.
The Continental Wines and Spirits Company (N.Z.) Limited
The Foster Brewing Co. Pty. Ltd.
The New Zealand Wine Club Limited
The Rothbury Estate Pty. Ltd.
The Shamrock Brewing Company Proprietary Limited
The Wine Exchange Limited
The Wine Planet International Pty. Limited
Tibsco Limited
Tibsco Pensions Limited
Foster's People Pty Ltd
Tract 4/5 LLC

Nexday Pty. Limited
North Lakes Marketing Consultancy Trust
North Lakes Marketing Pty. Ltd.
North Lakes Sales Agency Trust
North Lakes Sales Pty. Ltd.
North Napa Land Co.
Norwood Beach Pty. Ltd.
Nova Glen Pty. Ltd.
Oakland Glen Pty. Ltd.
Pica Finance Limited
Pica Group Pty Ltd
Pica Nominees Pty. Limited
Pitt, Son & Badgery Pty. Ltd.
Power Brewing Company Pty. Ltd.
Premium Land, Inc.
Primedan Pty. Ltd.
Queensland Breweries Pty. Ltd.
Rimpacific Shipping (U.K.) Ltd.
Robertsons Well Pty. Ltd.
Robertsons Well Unit Trust
Rothbury Sales Pty. Ltd.
Rothbury Wines Pty. Ltd.
Rumar International Pty. Ltd.
Sarl Les Crus Prevendus SADCS
Savirak Pty. Ltd.
Seeton Pty. Ltd.
Shanghai Foster's Brewery Co. Ltd.
Sharden Lodge Pty. Ltd.
Silvester Brothers (AMH) Pty. Limited
Silvester Brothers (AMHUK) Limited
Silvester Brothers Pty. Limited
Societe D Investissement Du Beaujolais
Somar Pty. Ltd.
Stamford Hotel Pty. Ltd.
T'Gallant Winemakers Pty. Ltd.
Telemasters Limited
The Australian Wine Centre Limited
The Australian Wine Club Pty. Ltd.
The Ballarat Brewing Company Pty. Ltd.
'St. Maximilian' Wein-Export Geselschaft m.b.H, Vienna

Trinity Park Inc.

VICD – Produtos Em Cortica, LDA

Victoria Brewery Pty. Ltd.

Vinpac International Pty. Limited

Vinpac SADCS

Vintners Imports Pty. Limited

Volz Pty. Ltd.

Voskane Pty. Ltd.

Werribee Properties (RWDS) Proprietary Limited

Whitecross Investments Pty. Ltd.

Windemere Securities Limited

Wine Planet Holdings Pty. Limited

Wine Planet Technology Pty. Limited

Winemaker's Choice Limited

Wolf Blass Wines Pty. Ltd.

Wood Hall Trust Limited

Wood Hall (Aust.) Pty. Limited

World Wine Gallery GmbH

C.U.B. Pty Ltd

00015868 Limited

02396239 Limited

151435 Canada Ltd.

The Castlemaine Brewery Company Melbourne Pty. Ltd.

The Continental Spirits Company Pty. Ltd.

AP John & Sons Pty. Ltd.

Briar Ridge Manufacturing Pty. Ltd.

Briar Ridge Vineyards Pty. Ltd.

Carlton Brewery (Fiji) Limited

Cellarmaster Wines SA

Foster's India Limited

Graymoor Estate Joint Venture

Graymoor Estate Pty. Ltd.

Graymoor Estate Unit Trust

Greg Norman Estates Joint Venture

Kangaroo Ridge Wine Company Pty. Ltd.

Matua Valley Wines Limited

Samoa Breweries Limited

Shingle Peak Wines Limited

Societe of Bouteillage of Beaujolais, Macon and Bourgogne

South Pacific Distilleries Limited

Waikoukou Vineyards Limited

Wine Buzz KK